FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 23, 2004

Commission File Number [             ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Presentation of Telefónica Móviles, S.A.

Telefónica Móviles

Q4 2003 Results presentation

Madrid, 20th February 2004

Safe harbour

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

2003 Key Highlights

•Strong customer growth & successful Xmas campaigns: 52MM customers1

•Steady revenue growth boosted by sound service revenues: +10.2%

•High operating efficiency with increased commercial activity: 44.3% EBITDA mar

•Solid FCF generation: €2.2Bn; +21.0% y-o-y

•Growing dividend stream

3 1 Managed customers

2003 results at a glance

2003 Y-o-y 4Q03 4Q03/4Q02

MM€ change change

Managed subs.1 52.0 25.7% 52.0 25.7%

Operating revenues 10,070.3 10.2% 2,766.5 19.7%

Service revenues 8,872 8.5% 2,280 12.6%

Handset sales 1,199 24.8% 487 70.3%

EBITDA 4,462.9 19.5% 1,094.2 22.0%

EBITDA margin 44.3% +3.4 p.p. 39.6% +0.7 p.p.

Recurrent net income2 1,607.9 14.4% 350.3 (17.9%)

Free Cash Flow3 2,184.4 21.0% 266.1 26.9%

Group Net adds (000)4 Annual growth rates Growth rates excluding forex

& TCO consolidation

27.4%

22.0%

4,202 19.6% 2003/2002

19.7%

15.4% 20.6%

11.1%

1,716 8.4% 14.1%

1,158

494 -5.8%

Operating

1Q03 2Q03 3Q03 4Q03 1Q03/1Q02 2Q03/2Q02 3Q03/3Q02 4Q03/4Q02 revenues EBITDA

Operating EBITDA Revenues

1 2003 figures include Brasilcel’s total customer base- including TCO’s customers since May 2003

2 Excludes net extraordinary provisions associated with the write-downs of assets and provision for associated restructuring costs accounted in 2002.

3 FCF= EBIT (1-t) + D&A -Capex- Capitalized opex

4 Figures including TCO, Chile & Puerto Rico.

TME: Increased commercial activity

Increase in Steady prepaid to contract Increased customer loyalty

Net Adds (000) migrations (000) Handset upgrades (000)

x 1.7 4,046

+63% 1,162

553

+73% 711 2,364

231 357

207

3Q03 4Q03 4Q02 4Q03 2002 2003 2002 2003

• Performance boosted by Xmas campaign:

• Increased level of net adds, record level in migrations & ongoing handset upgrades

• +7% y-o-y growth to 19.66MM customers:

• +13% y-o-y growth in Corporate, SME & SoHo lines

• Positive net adds from number portability

• 5.2 p.p. advance in contract weight to 40.3%

• Increased number of SIMs/per user in the prepaid segment

• All prepaid customers have positive cash balance

• 94% of our total customer base has made/received calls in the last 3 months

TME: Consolidation of growth trend in voice usage patterns

• Stable annual MOU in prepaid despite impact from migrations

• 16.2% growth in total billable traffic vs. 2002

• 22.7% annual growth in on-net traffic

TME: Solid ARPU growth above guidance

Blended ARPU y-o-y growth ARPU (€)

rates

6.9% 52.1 51.9 4Q02

3.7% 4Q03

4.3%

28.2 30.1

+3%

2.2%

Guidance 15.5 15.6

+1%

-0.3%

Prepaid Contract Blended

1Q03/ 2Q03/ 3Q03/ 4Q03/ 2003/2

1Q02 2Q02 3Q02 4Q02 002

ARPU components (€)

14.1%

3.8

3.3 Voice ARPU

5.9% Data ARPU

24,9 26,3

• Significant growth in

data ARPU

4Q02 4Q03

TME: Increased usage of data services

Data Revenues split

2002 2003

3.8% 8.3%

15.0% 0.5%

14.9%

81.2% 76.3%

Traditional SMS MMS

Content SMS Other

• Xmas season: 52% of our customers used data services

• 9,302MM SMS sent in 2003 (+10.2%). Traditional SMS revenues y-o-y increase

• Increased weight of non-SMS services: of 8%

• 500,000 MMS active users

• 170,000 active i-mode users (250,000 at the end of January)

• 1.4MM GPRS active users

• 5.6MM game downloads

• February 04: UMTS Oficina Movistar commercial launch, after the pre-commercial launch in October 03

TME: Steady top line growth

Accelerating service revenues

Operating revenues (MM€)

growth rate

Guidance >10%

+10.7 +12.4%

7,495 +16.4%

6,669% 2,028 +11.7%

1,742 +9.0%

Service +9.9%

revenue +12.4%

s

Handset +17.3% +43.3%

sales

2002 2003 4Q02 4Q03 2Q03 3Q03 4Q03

/2Q02 /3Q02 /4Q02

• Sustained service revenue growth

• Increased handset sales, driven by Christmas campaign

• +18% growth in outgoing roaming revenues in 2003 vs. 2002

TME: Outstanding operating efficiency

2003 y-o-y performance

EBITDA (MM€) & EBITDA

SAC+SRC/Operating revenues

margin

+12.9% 3,941

52.6%

51.6%

3,490

7.9%

7.1%

2002 2003 2002 2003 2002 2003

Quarterly analysis

EBITDA margin (%) +10%

16%

54,6 13%

52,5 4Q03 margins 11%

50,7 9%

explained by +3%

48,0 higher

commercial

activity &

higher handset

sales

3Q02 4Q02 3Q03 4Q03

3Q02 4Q02 3Q03 4Q03

10 Gross adds + Handset upgrades

Handset sales/operating revenue

Leading market growth acceleration in Brazil

Net adds1 (000) Customers1 (MM)

2,186 +23% +12%

20.7 20.7

18.5

16.8

949

571

140

1Q03 2Q03 3Q03 4Q03 4Q02 4Q03 3Q03 4Q03

• Sustained nationwide & local leadership despite increasingly competitive environment:

– >50% average share of net adds in 4Q03 (E)

– >56% average market share in areas of operations (E)

– 45% market share in Brazil (E)

1 All figures including TCO.

Strong data usage performance


Positive contribution from data services[1]
2.1%
2.2%
2.9%
3.3%
2.7
3.2
4.3
5.1
1Q03
2Q03
3Q03
4Q03
Outgoing SMS/customer/ month
% Data ARPU/Total ARPU

- Increasing penetration of data enabled handset with growing contribution to revenue, beating forecasts
- CDMA 1xRTT coverage in 101 cities. Speed of 144Kbps
- CDMA 1XRTT overlay in key TDMA areas already deployed: Porto Alegre, Brasilia, Goiânias and more than 55 municipalities of Rio Grande do Sul & Goiás.

12

[1] All figures including TCO.

Telefonica Móviles

Growing revenue generation & short term pressure on margins due to higher than expected customer growth

Operating revenues (q-o-q change in local

EBITDA margin1

currency)

+9.4% 40%

33% 35%

4Q03 impacted

+2.1%

by non-

Service

recurring

revenue

items2

s

+50.0%

Handset

sales 3Q03 4Q03 4Q03

3Q03 4Q03 Normalised

+130%

Q-o-Q increase in net adds

1 Margins after management fees

2 The most important one being a provision at TCP for federal taxes PIS/COFINS.

TM Mexico: ready to capture strong growth potential

Net adds (000)

725

580

Logistic issues

Successful Xmas campaign solved

115

191 30

109

11 October November December

1Q03 2Q03 3Q03 4Q03

Share of net adds (E) (000)

11.2% total

33%

market share

25%

15%

1%

1Q03 2Q03 3Q03 4Q03

• Steady expansion of distribution network:

– >6,200 POS in 2003 vs. 5,000 forecasted & 2,000 in 2002

– +70% in POS vs. 3Q03

• Strong commercial activity has continued in January 04

TM Mexico: Expanded GSM coverage

Initial plans for 2003 New plans (October, ID) 2003A

• 46 cities covered by YE • Coverage in >80

• Coverage in 96

cities

• Additional coverage in cities

cities where GSM already

launched • Capex: €483MM

Customers (000)

3,454

2,419 26% of total

customer base in

GSM

2002 2003

2004-06E

• Continue to accelerate GSM build-up, improving competitive position

• Cheaper network deployment:

– 2003-06E capex guidance: €1.200MM

– 20% more cities covered than initially planned

TM Mexico: Enhanced revenue stream

2003 revenue performance (in local currency)

Operating revenue | **Service revenue**


44.3%
-1.6%
7.6%
-5.7%
3Q/2Q
4Q/3Q
3Q/2Q
4Q/3Q

Monthly prepaid recharges (000)


+38%
October
November
December

Q-o-q MOU & ARPU[1] evolution


-4.7%
-4.8%
4Q03 /3Q03
4Q03 /3Q03
MOU
ARPU

- Growing contribution form prepaid recharges
- Rational MOU & ARPU dilution from new customers
- Ongoing recovery of usage patterns in January 2004

[1]As a result of the homogenisation to TEM Group's methodology of MOU & ARPU calculation, past quarters' TMM MOU & ARPUs have been recalculated in 4Q03.

16

Telefónica Móviles

Group Capex

MM€ 2003 % Change

2003/2002

Spain 521 +0.3%

Brazil 153 + 7.9%

Mexico 483 n.s.

Others 57 (65.0%)

Total 1 1,214 +32.1%

• Spain:

• Increasing GSM/GPRS capacity in main cities.

• Progressive expansion in UMTS network

• Brazil:

• Increasing capacity.

• CDMA 1xRTT overlay

• Mexico:

• Deployment of GSM

1 Capex ex licences and capitalized financial costs.

Net debt & financial results

MM€	2003	%Change 2003/2002
Net financial results	**(378)**	**20%**
Debt financial expense	(642)	+53%
Financial Income	164	+32%
Net interests	**(478)**	**+ 62%**
Financial provisions & net forex	**100**	**c.s.**

- **Higher expenses from changes in consolidation in 4Q02:** +€14MM from Pegaso; +€177MM from Brasilcel
- **Capitalization of UMTS financial costs in 1H02**: €59.5M. Ex-capitalized expenses on our debt in 2002, net financial results would have remained stable
- **One-off items**: €12.4MM derived from accrued interests on contingencies provisioned[2]
- **Net forex gain from Argentinean peso appreciation vs. the €**

Average consolidated net debt (€Bn)


+5%
2002 ex –4Q changes in consolidation
2003

- **Increase from changes in consolidation perimeter in 4Q02: +€1.6Bn net debt from consolidation of Pegaso, acquisition of 15% of TCP & Brasilcel consolidation**

Net debt[1] (€Bn)

Net Debt/EBITDA: 1.1X


7.708
6.970
24.8%
27.0%
5.779
5.087
2002
2003
Consolidated net debt
Proportionate net debt

[1] Looking forward, consolidated net financial debt will increase reflecting TEM's commitment with respect to the deferred payment of IPSE's license in favour of the Italian Ministry of Treasury .
[2] Mainly in Argentina & Brazil

18

Telefónica Móviles

Net income growth

MM€

4,463

-1,421 -81

-378 -102 -5

21 1,608

-890

EBITDA Depreciation Profit from Net financial Goodwill Net Taxes Minorities Net Income associates expenses Amortization extraord.

income

2003 y-o-y

19.5% 7.9% -49.4% 19.6% 16.8% n.s. c.s. n.s. c.s.

change

Net income y-o-y growth ex-2002 UMTS provisions: 14.4%

Net Debt evolution

6,970

332

768 5,087

Change in Net 810 51

-1 -112

Debt 353

(MM€)

-4,084

4Q02 CF from Net interest Capex Taxes Dividends Net Others Forex 4Q03 operations paid paid Paid Paid payments impact &

for financial Others

investments

4,463

Cash Flow after

-353

dividends

(MM€) -1,214 104

1,771

-768 -51

-332 -78

EBITDA Net interest Accrued Dividends Taxes paid Working Net Others Cash Flow paid CAPEX Paid capital payments after

for financial dividends

investments

Dividend policy

Recurrent net income1 (MM€) Proposed dividend (MM€)

Proposed Gross Dividend/Share Proposed dividend payment date

03/02

2003 2002

growth

1,607.9 1,405.8 14.4%

795.7 757.8 5%

0.1838 0.1750 5%

June 2004

• Strong FCF generation allows to:

• Propose dividend policy according with Company’s guidance

• Maintain flexibility to speed up organic growth if suitable & to selectively address potential growth projects

• Sustain solid balance sheet

1 Excludes net extraordinary provisions associated with the write-downs of assets and provision for associated restructuring costs accounted in 2002.

Conclusion

• Sound set of results derived from:

• Strong commercial activity & increased usage across markets

• Maintained leadership in major markets

• Enhanced competitive position in Mexico to capture a significant part of the potential growth of the market

• Continued commercial & technology innovation

• Robust profitability despite strong customer growth

• High cash-flow generations & solid balance sheet

2004 Outlook: Robust top line growth & solid operating efficiency

Group operating revenues Group EBITDA Group Capex

(MM€) (MM€) (MM€)

1,600

10.070

1.214

>13%

4.463 >7%

2003 2004E 2003 2004E 2003 2004E

• TME’s 2004 operating revenues growth above 9% while maintaining an EBITDA margin above 50%, in line with ID guidance.

• VIVO’s 2004 EBITDA margin slightly below 40% due to strong commercial activity. Reiterated medium term goal (EBITDA margin 40-45% by 2006).

• Investing in Mexico, at the expense of short term EBITDA for profitable customer growth. Cheaper GSM network deployment.

• Increased capex needs vs. 2003 due to UMTS network roll-out in Spain & GSM deployment in Argentina, with stable capex in Mexico.

Revenues and EBITDA figures assuming constant exchange rates as of 2003. All figures exclude changes in consolidation. ID: Investor’s Day (October 2003).

Telefonica Moviles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: February 23, 2004	By:	/s/ Antonio Viana Baptista

	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer